UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2017

1-8931

Commission File Number

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

*  Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.
We have served as the Plan’s auditor since 2006.
San Diego, California
June 18, 2018

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016

Assets:
Investments, at fair value:
Mutual funds	$ 197,972,097	$ 165,896,813
Common collective trust	18,524,687	17,840,498
Cubic Corporation common stock	1,944,338	1,658,593
Self-directed brokerage account	262,668	360,920
	218,703,790	185,756,824
Investments, at contract value:
Guaranteed interest account	20,070,724	19,629,426
Total investments	238,774,514	205,386,250

Receivables:
Employer’s contributions	229,651	236,124
Participants’ contributions	345,930	334,944
Notes receivable from participants	2,814,346	2,735,874
Total receivables	3,389,927	3,306,942
Total assets	242,164,441	208,693,192

Liabilities:
Excess contributions payable	231,008	385,566
Total liabilities	231,008	385,566

Net assets available for benefits	$ 241,933,433	$ 208,307,626

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 2,675,862
Interest on guaranteed interest account	592,066
Net change of investments	31,013,630
Total investment income	34,281,558

Interest income on notes receivable from participants	102,674
Contributions:
Participants’	12,263,561
Employer’s	7,061,841
Participants’ rollovers from other qualified plans	2,486,013
Total contributions	21,811,415
Total additions	56,195,647
Deductions from net assets attributed to:
Benefits paid to participants	22,564,097
Administrative expenses	5,743
Total deductions	22,569,840
Net increase	33,625,807
Net assets available for benefits:
Beginning of year	208,307,626
End of year	$ 241,933,433

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)                  Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                  General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering eligible full-time, part-time and temporary employees of Cubic Corporation and affiliated companies that have adopted participation in the Plan (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)                  Contributions

There are certain differences in contribution options and certain other matters between participating employees of the Cubic Global Defense, Inc. TSI Division (“Sub Plan 1”), participating employees of the Cubic Global Defense, Inc. Abraxas Division (“Sub Plan 2”), and participating employees of the Cubic Global Defense, Inc. CWTS Division (“Sub Plan 3”).  All three Sub Plans have a 3% automatic enrollment feature.

Sub Plan 1 participants may voluntarily contribute to the Plan up to 30% of pre-tax and after-tax annual compensation (up to the Internal Revenue Service (“IRS”) maximum allowable amount), as defined by the Plan, to the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 1 participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

For Sub Plan 1 participants, the matching Company contribution is 50% of the first 8% of base compensation that a participant contributes to the Plan.  The Plan also provides for a Company discretionary contribution, at the option of the Cubic Corporation Board of Directors, in an amount to be determined annually for these participants.  Discretionary contributions to the Plan for Sub Plan 1 participants are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Sub Plan 1 participants must be employed by Cubic Global Defense, Inc. as of the Plan’s year-end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for any discretionary contributions.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)                  Plan Description, Continued

(b)                  Contributions, continued

Sub Plan 2 participants can voluntarily contribute up to 90% of their compensation as pre-tax or after-tax contributions.  However, their combined pre-tax and after-tax contributions together cannot exceed 90% of their annual compensation (not to exceed the IRS maximum allowable amount), as defined by the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 2 participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

The Company matching for eligible Sub Plan 2 participants, other than as noted below, is 100% of the participant’s elective contribution made during the Plan year, up to 5% of the participant’s annual compensation.  In addition, the Sub Plan 2 provides for a Company discretionary contribution, at the option of the Cubic Corporation Board of Directors.  Discretionary contributions to the Plan for Sub Plan 2 participants are allocated to all eligible participants based on the ratio of each eligible participant’s compensation to total compensation of all eligible participants.

Sub Plan 3 participants may voluntarily contribute to the Plan up to 30% of pre-tax and after-tax annual compensation (up to the IRS maximum allowable amount), as defined by the Plan, to the Plan.  These participants may also rollover amounts representing distributions from other eligible retirement plans.  Sub Plan 3 participants direct their contributions and the Company’s contributions in 1% increments in the Guaranteed Interest Account, mutual funds, Stable Value Fund, and the Company’s common stock.  They may also transfer up to 99% of their account balance to a Self-Directed Brokerage Account.

The Company matching for eligible Sub Plan 3 participants is 100% of the first 4% of base compensation that a participant contributes to the Plan.  The Plan also provides for an employer Service Contract Act (“SCA”) contribution to be made by the Company in accordance with certain SCA agreements and pursuant to the McNamara-O’Hara Service Contract Act of 1965.  The employer SCA contributions are allocated to participants who are entitled to benefits under the SCA and have not otherwise been furnished such benefits or received a cash equivalent payment that would meet the requirements of the SCA.  The amount of the employer SCA contributions shall be equal to the amount determined under the SCA.  A participant is 100% vested at all times in the amount held in his or her employer SCA contributions account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)                  Plan Description, Continued

(b)                  Contributions, continued

All Plan participants may change their investment options daily.  All contributions are held in a trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by the IRS.

(c)                   Vesting

Sub Plan 1, Sub Plan 2, and Sub Plan 3 employee contributions, rollover contributions, Company matching, SCA, and discretionary contributions are immediately 100% vested.

(d)                  Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, his or her pro rata share of the Company’s discretionary contributions (if any), rollovers and transfers from other plans and allocations of Plan earnings or losses including market value adjustments on Plan investments.  Allocations are based on participant earnings or account balances, as defined in the Plan agreement.    The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  At December 31, 2017 and 2016, forfeited nonvested accounts totaled $46,375 and $26,661, respectively.  These accounts will be used to reduce future employer contributions.  There were no forfeitures used to offset employer contributions and expenses during 2017 or 2016.

(e)                   Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement, termination of service, death, or permanent and total disability.  Participants still employed are eligible for distributions of their rollover contributions each Plan year and up to 65% of their vested portion of the Company discretionary contributions once every five years.  Participants, including terminated participants, may request a withdrawal of their accounts, excluding their matching contributions, in the case of financial hardship.  Sub Plan 2 participants who have reached the age of 40 may also withdraw up to 100% of their Company discretionary contributions.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 or have reached five years of service.  If a participant terminates employment with

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)                  Plan Description, Continued

(e)                   Distribution of Participants’ Accounts, continued

the Company before retirement, the participant will receive either a lump sum payment of their vested account balance or if the vested account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                     Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two notes outstanding at any time.  The notes, which are collateralized by the balance in the participant’s account, bear interest at prime plus 1%, and the interest rate on notes that were outstanding at December 31, 2017 ranged from 4.25% to 5.25%.  Interest rates for new notes are determined on the first business day of each calendar quarter.  These rates are effective for all new loans initiated on or after the first business day of the following quarter, and will remain in effect until a new rate is established.

Principal and interest are paid ratably through scheduled payroll deductions.  Participant notes are measured at their unpaid principal balance plus accrued but unpaid interest.  All notes are repaid within a period of five years and outstanding notes at December 31, 2017 have maturity dates ranging from January 2018 through January 2023.  Defaulted participant notes are reclassified as distributions based upon the terms of the Plan agreement.

(2)                  Summary of Significant Accounting Policies

(a)                  Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)                  Summary of Significant Accounting Policies, Continued

(c)                   Investment Valuation and Income Recognition

The Plan’s mutual funds and the funds held in the Self-Directed Brokerage Account are stated at fair value, the Stable Value Fund is stated at the net asset value of units held as determined by The Prudential Insurance Company of America (the “Custodian”).  The shares of Cubic Corporation common stock and the shares of the underlying securities in the Self-Directed Brokerage Account are valued at quoted market prices at year-end, as reported by the Custodian.

Investment contracts held in the Guaranteed Interest Account are valued at contract value, representing contributions, reinvested income, less any withdrawals, plus accrued interest.   Contract value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2017.  When establishing interest crediting rates for this investment, the Custodian considers many factors, including external factors such as current economic and market conditions, the general interest rate environment and internal factors such as the expected and actual experience of a reference portfolio within the issuer’s general account.  While these rates are established without the use of a specific formula, the crediting rate can never be less than 3.00%.   The investment contracts are fully benefit-responsive because participants may direct withdrawals and transfers at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account and the Stable Value Fund without first investing in another investment option of the Plan for a period of 90 days.  A Plan Sponsor initiated termination of the Guaranteed Interest Account contract is an event that could limit the ability of the plan to transact at contract value paid within 90 days.  In this instance contract value could be paid over a period of up to one year.  There are not any events that allow the issuer to terminate the Guaranteed Interest Account contract and settle at an amount different than contract value paid within 90 days or over time.

Investments held in the Stable Value Fund are valued at the net asset value of units held in the common collective trust, as determined by the Custodian, as a practical expedient to estimate fair value. Participants may direct withdrawals and transfers daily at contract value.  A 12 month redemption period and fair value calculation would only apply to a Plan Sponsor initiated withdrawal.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)                  Summary of Significant Accounting Policies, Continued

(c)                   Investment Valuation and Income Recognition, continued

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each note payment made by a participant is recognized as interest income in the participant’s individual account.

(d)                  Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments, which consists of the realized gains and losses and the net unrealized gain (loss) on those investments.

(e)                   Fair Value Measurements

The valuation techniques required to determine fair value are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  The two types of inputs create the following fair value hierarchy:

Level 1 – Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 – Valuation is based upon significant unobservable inputs.  These inputs reflect the reporting entity’s own assumptions about how market participants would price the asset or liability, including assumptions about risk in determining the fair value of the asset or liability.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)                  Summary of Significant Accounting Policies, Continued

(e)                   Fair Value Measurements, continued

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The following is a description of the valuation methodologies used for investments measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.  Mutual funds, funds held in the Self-Directed Brokerage Account and Cubic Corporation common stock are valued at quoted prices for identical assets in active markets.  The Stable Value Fund is measured at Net Asset Value (“NAV”).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of investments classified in accordance with the fair value hierarchy:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$197,972,097	$-	$-	$197,972,097

Cubic Corporation common stock	1,944,338	-	-	1,944,338

Self-Directed Brokerage Account	262,668	-	-	262,668

Total investments in the the fair value hierarchy	$200,179,103	$-	$-	$200,179,103
Common collective trust measured at NAV*				$18,524,687
Total Investments Measured At Fair Value				$218,703,790

* Certain investments that are measured at fair value using NAV (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)                  Summary of Significant Accounting Policies, Continued

(e)                   Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$165,896,813	$-	$-	$165,896,813

Cubic Corporation common stock	1,658,593	-	-	1,658,593

Self-Directed Brokerage	360,920	-	-	360,920

Total investments in the the fair value hierarchy	$167,916,326	$-	$-	$167,916,326
Common collective trust measured at NAV*				$17,840,498
Total Investments				$185,756,824

* Certain investments that are measured at fair value using NAV (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on net asset value NAV per share as of December 31, 2017 and 2016, respectively.

Investments in Entities that Calculate Net Asset Value per Share (or its Equivalent)

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$ 18,524,687	n/a	Daily	12 months

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Fund	$ 17,840,498	n/a	Daily	12 months

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(2)                              Summary of Significant Accounting Policies, Continued

(f)                     Risk and Uncertainties

The Plan provides for various investment options in a Guaranteed Interest Account, mutual funds, a Stable Value Fund, Cubic Corporation common stock and a Self-Directed Brokerage Account option.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                  Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(h)                 Payments of Benefits

Benefit payments are recorded when paid.

(i)                      Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost.  Most administrative expenses are paid directly by the Plan and include audit fees and certain legal fees.  Administrative expenses incurred by the Plan include loan and Self-Directed Brokerage Account fees charged directly to the participants’ accounts and investment management fees which are netted against investment returns.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(3)                  Tax Status

The Plan received a favorable tax determination letter from the IRS dated November 28, 2011, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  The Plan was amended since receiving this determination letter and received a favorable tax determination letter dated November 17, 2017.  In the opinion of the Company, the Plan continues to meet the IRS requirements and is currently operating such that its exempt status has been maintained. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(4)                  Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(5)                  Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees in the Plan, any person who provides services to the Plan, or a Company whose employees are covered by the Plan.  Certain Plan investments are managed by Prudential Insurance Company of America.    Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Stable Value Fund is managed by Wells Fargo Bank Minnesota, N.A., and therefore these transactions qualify as party-in-interest transactions.  Employees of Cubic Corporation serve as the trustee and Plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.  The Plan purchased and sold approximately 2,648 and 4,256 shares, respectively, of the Company’s common stock during the year ended December 31, 2017.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(6)                  Form 5500

There were no differences between the accompanying financial statements as of December 31, 2017 and 2016 and the financial information reported on the Form 5500.

(7)                  Subsequent Events

Effective May 30, 2018, Cubic Global Defense, Inc. became the sponsor of the Cubic Applications, Inc. 401(k) Retirement Plan and the Plan was renamed the Cubic Global Defense, Inc. 401(k) Retirement Plan.

Effective May 31, 2018, Cubic Corporation closed on its divesture of the Cubic Global Defense, Inc., services business to Valiant Integrated Services.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

EIN # 95-1678055

Plan # 005

	(b)			(e)

	Identity of issue, borrower,	(c)	(d)	Current

(a)	lessor, or similar party	Description of investment	Cost **	value
	Vanguard Wellington Fund	Mutual Fund
		Vanguard Wellington Admiral	$-	$36,733,599
	American Europacific Growth R5	Mutual Fund
		American Europacific Growth R5	-	26,819,770
*	Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	-	20,070,724
*	Prudential Mutual Funds	Mutual Fund
		Jennison Growth Fund Z	-	19,746,832
*	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Account
		Prudential Stable Value Fund	-	18,524,687
	Vanguard GR Index Signal	Mutual Fund
		Vanguard GR Index Signal	-	17,733,292
	Metwest TTL Return Bond CL	Mutual Fund
		Metwest TTL Return Bond CL	-	13,869,768
	T. Rowe Price	Mutual Fund
		T. Rowe Price Mid-Cap Growth Fund	-	12,866,341
	American Beac LG Cap Val Inst	Mutual Fund
		American Beac LG Cap Val Inst	-	11,483,997
	Vanguard Institutional Index	Mutual Fund
		Vanguard Institutional Index	-	11,775,289
	Goldman Sachs Mid Cap Ins	Mutual Fund
		Goldman Sachs Mid Cap Ins	-	8,070,731
	JPMorgan US Equity Select	Mutual Fund
		JPMorgan US Equity Select	-	6,483,502
	Vanguard Small Cap Index	Mutual Fund
		Vanguard Small Cap Instl	-	5,682,413
	Vanguard Mid Cap Ind Fund	Mutual Fund
		Vanguard Mid Cap Instl	-	5,324,002
	American Century Gov’t Bond Investment	Mutual Fund
		American Century Government Inst	-	3,279,708
	Thornburg Core GR 1	Mutual Fund
		Thornburg Core GR 1	-	3,885,424
*	Prudential Mutual Funds	Mutual Fund
		Prudential Money Mart Assets Fund Z	-	2,803,405
	Vanguard Value Institutional CL SH	Mutual Fund
		Vanguard Value Institutional CL SH	-	3,108,451
	Vanguard Funds	Mutual Funds
		Vanguard REIT Index Fund	-	1,583,230
	ClearBridge Funds	Mutual Funds
		Clearbridge Sm Cap Growth Fund	-	2,194,493
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	-	1,944,338
	Templeton Funds	Mutual Fund
		Templeton Global Bond	-	1,309,876
	Royce Total Return Fund	Mutual Fund
		Royce Total Return Fund	-	1,339,571
	Vanguard Inflation Protected Sec	Mutual Fund
		Vanguard Inflation Protected Sec Ins	-	1,204,363
	Dodge and Cox	Mutual Funds
		Dodge & Cox Income Fund	-	487,821
	Self Directed Brokerage	Mutual Funds
			-	262,668
	Dimensional Fund Advisors	Mutual Funds
		DFA US Trgt Val Port	-	186,219
*	Notes receivable from participants	Various maturities (Interest rates from 4.25% - 5.25%)
			-	2,814,346

*	Parties-in-interest		$-	$241,588,860
**	Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1    Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 18, 2018	By:	/s/ Anshooman Aga

Anshooman Aga

Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member